Exhibit 99.1

FOR RELEASE MARCH 15, 2011 8:00 pm Eastern Time

3SBio Inc. Announces Unaudited Fourth Quarter and Full Year 2010 Results

2010 revenues grew 32.1% to RMB418.6 million (US$63.4 million)

2011 revenues expected to grow 20%-30% to US$76-US$82 million

New GMP-certified plant to support domestic and international growth

Secured new phase I and phase II compounds with significant unmet medical needs

SHENYANG, CHINA — March 16, 2011 — 3SBio Inc. (NASDAQ: SSRX) (“3SBio” or  “the Company”), a leading China-based biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2010.

Full Year 2010 Financial Highlights:

•                  Total net revenues in 2010 increased by 32.1% to RMB418.6 million (US$63.4 million), compared to RMB316.9 million (US$46.4 million) in 2009.

•                  GAAP operating income in 2010 increased by 2.8% to RMB86.8 million (US$13.2 million), compared to RMB84.4 million (US$12.4 million) in 2009. Non-GAAP operating income in 2010 increased by 14.7% to RMB96.8 million (US$14.7 million), compared to RMB84.4 million (US$12.4 million) in 2009.

•                  GAAP net income decreased by 2.6% to RMB81.3 million (US$12.3 million), compared to RMB83.4 million (US$12.2 million) in 2009. Non-GAAP net income increased by 9.0% to RMB91.2 million (US$13.8 million), compared to RMB83.7 million (US$12.3 million) in 2009.

•                  GAAP net income per American Depositary Share (“ADS”) on a fully-diluted basis was RMB3.69 (US$0.56) compared to RMB3.87 (US$0.57) in 2009.  Non-GAAP net income per ADS on a fully-diluted basis in 2010 was RMB4.14 (US$0.63) compared to RMB3.88 (US$0.57) in 2009.

Fourth Quarter 2010 Financial Highlights:

•                  Total net revenues in the fourth quarter of 2010 increased by 36.2% to RMB101.2million (US$15.3 million), compared to RMB74.3 million (US$10.9 million) in the fourth quarter of 2009.

•                  GAAP operating income in the fourth quarter of 2010 decreased by 60.6% to RMB3.9 million (US$0.6 million), compared to GAAP operating income of RMB9.9 million (US$1.5 million) in the fourth quarter of 2009. Non-GAAP operating income increased by 40.4% to RMB13.9 million (US$2.1 million), compared to non-GAAP operating income of RMB9.9 million (US$1.5 million) in the fourth quarter of 2009. The difference between GAAP and non-GAAP operating income is due to the expensing of the US$1.5 million initial payment to acquire exclusive rights to all transplant and autoimmune indications of voclosporin in mainland China, Hong Kong and Taiwan.

•                  GAAP net income in the fourth quarter of 2010 decreased by 51.1% to RMB6.7 million (US$1.0 million), compared to GAAP net income of RMB13.7 million (US$2.0 million) in the fourth quarter of 2009. Non-GAAP net income in the fourth quarter of 2010 increased by 52.3% to RMB16.6 million (US$2.5 million), compared to non-GAAP net income of RMB10.9 million (US$1.6 million) in the fourth quarter of 2009.

•                  GAAP net income per ADS on a fully-diluted basis in the fourth quarter of 2010 was RMB0.30 (US$0.05) compared to a net income per ADS on a fully-diluted basis of RMB0.63 (US$0.09) for the fourth quarter of 2009. Non-GAAP net income per ADS on a fully-diluted basis in the fourth quarter of 2010 was RMB0.74 (US$0.11), compared to non-GAAP net income per ADS on a fully-diluted basis of RMB0.50 (US$0.07) in the fourth quarter of 2009.

Full Year 2010 Business Highlights

Operations

•                  EPIAO, the Company’s flagship injectable recombinant human erythropoietin (“EPO”) product, demonstrated strong growth with net revenues in 2010 rising 27.9% to RMB250.9 million (US$38.0 million), compared to RMB196.1 million

(US$28.7 million) in 2009. According to the latest data from IMS Health China, EPIAO’s market share in terms of value reached 41.0% in the fourth quarter of 2010.

•                  Net revenues for TPIAO, the Company’s novel recombinant human thrombopoietin (“TPO”) product, increased by 43.5% to RMB128.7 million (US$19.5 million) in 2010, compared to RMB89.7 million (US$13.1 million) in 2009.

•                  Net revenues for Iron Sucrose Supplement increased by 60.4% to RMB17.2 million (US$2.6 million), 4.1% of net revenues in 2010, compared to RMB10.7 million (US$1.6 million), or 3.4% of net revenues in 2009.

•                  Net export revenues decreased slightly to RMB12.2 million (US$1.8m), accounting for 2.9% of total net revenue in 2010, compared to RMB13.2 million (US$1.9 million), or 4.2% of net revenues in 2009.

Regulatory

•                  An application for a registration trial for Feraheme was submitted in January 2010 to the Chinese State Food and Drug Administration (“SFDA”). Feraheme is a new generation IV iron therapy licensed through a strategic partnership with AMAG Pharmaceuticals.

•                  An application was submitted to the SFDA in February 2010 to conduct Phase I clinical trials for NuPIAO, the Company’s second generation EPO product.

Manufacturing

•                  In August 2010, the SFDA granted GMP certification for the new factory in Shenyang. GMP certification will support the future growth of EPIAO and TPIAO in China and serve as an important step towards exploring global biosimilar opportunities.

Partnerships and Business Development

•                  A strategic alliance was formed in February 2010 with Ascentage Pharma Group Corporation Ltd (“APGC”) to research, develop and commercialize cancer therapeutics focused on programmed cell death, or apoptosis. 3SBio invested a total consideration of US$3 million in APGC through equity investment and R&D contracts.  In December 2010, APGC announced the formation of a strategic collaboration with Ascenta Pharmaceuticals (“Ascenta”) to develop Ascenta’s clinical stage, apoptosis-triggering small molecules, AT-101 and AT-406, in China. AT-101 is a pan-Bcl-2 inhibitor in Phase II development for several cancers. Regulatory approval for clinical development of AT-101 has already been granted by the Chinese SFDA and Phase II clinical trials are expected to begin in China soon. AT-406 is a multi-IAP inhibitor (including XIAP, cIAP1, cIAP2, ML-IAP). An Investigational New Drug (“IND”) application for AT-406 was recently submitted in China. APGC will acquire the exclusive rights to AT-406 in mainland China, Hong Kong, Taiwan and Macau, as well as exclusive rights to AT-101 in all regions worldwide outside USA, Canada and Europe.

•                  In August 2010, 3SBio announced a licensing, development and commercialization agreement with Isotechnika Pharma Inc. (“Isotechnika”) (TSX: ISA), a Toronto Stock Exchange-listed company for voclosporin, a treatment to prevent organ rejection following transplantation and other autoimmune diseases. 3SBio made a US$4.5 million investment in a convertible note which was fully converted before December 31, 2010, bringing 3SBio’s shareholding to 30,734,877 shares. As of December 31, 2010, 3SBio owned 18.94% of Isotechnika. 3SBio also made an up-front payment of US$1.5 million in December 2010 to acquire the exclusive rights to certain indications of voclosporin in Greater China, including Hong Kong and Taiwan from Isotechnika.

•                  In November 2010, 3SBio purchased the assets of EnzymeRx for a total consideration of US$6.25 million, including the worldwide rights excluding Taiwan to all indications of pegsiticase (Uricase-PEG 20), a treatment for refractory gout, tumor lysis syndrome, and Lesch-Nyhan syndrome. Pegsiticase (Uricase-PEG 20) is a pegylated recombinant uricase derived from Candida utilis, modified by the attachment of multiple 20 kilodalton molecules of polyethylene glycol (“PEG”). Gout is a common rheumatic disease in China with prevalence of gout and hyperuricemia estimated to be 0.22%—0.43% and 12.1%—25.2% respectively. The number of patients in China suffering from gout and hyperuricemia is expected to continue to grow rapidly due to changes in diet and lifestyle. 3SBio intends to apply to the SFDA to conduct trials for pegsticase in China and will seek partnerships for development outside of China.

•                  The Taiwanese regulatory authorities did not approve a previously announced interest in investing US$1 million equity investment in Panacor Bioscience, a Taiwan-based pharmaceutical company, and consequently no payments have been incurred to date on the related Nephoxil deal.

Events subsequent to December 31, 2010

•                  The SFDA granted manufacturing approval in January 2011 for a TPIAO label extension for the treatment of idiopathic thrombocytopenic purpura (“ITP”).

Dr. Jing Lou, chief executive officer of 3SBio, commented: “We are very pleased to report our fourth consecutive year sales growth in excess of 30%. Not only did we deliver better-than-expected top line growth driven by rising demand for our core products, EPIAO and TPIAO, we completed the construction and GMP certification of a new plant which complies with major international regulatory guidelines. We believe it is the best facility of its kind in China, making 3SBio the partner of choice in the increasingly globalised market for biological medicines. Our business development efforts have secured the rights to Phase III, II, I and pre-clinical molecules in our core therapeutic areas. Given the favorable demand outlook, supported by TPIAO’s recently approved indication for ITP, we confidently expect 2011 net revenues of US$76-82 million, a 20-30% increase over 2010.”

Full Year Ended December 31, 2010 Unaudited Financial Results

Net revenues.  Net revenues for 2010 increased by 32.1% to RMB418.6 million (US$63.4 million), from RMB316.9 million (US$46.4 million) in 2009. The increase was primarily attributable to increased sales from our EPIAO and TPIAO products, underpinned by continued strong demand in the oncology and nephrology markets.

Net revenues from EPIAO in 2010 increased by 27.9% to RMB250.9 million (US$38.0 million) from RMB196.1 million (US$28.7 million) in 2009.  Net revenues from TPIAO in 2010 increased by 43.5% to RMB128.7million (US$19.5 million) from RMB89.7 million (US$13.1 million) in 2009. In addition, net revenues from our export business were RMB12.2 million (US$1.9 million), compared to RMB13.2 million (US$1.9 million) in 2009, while net revenues from Iron Sucrose Supplement were RMB17.2 million (US$2.6 million), representing an increase of 60.4% from RMB10.7 million (US$1.6 million) in 2009.

Gross profit.  Gross profit for 2010 increased by 29.3% to RMB375.3 million (US$56.9 million) compared to RMB290.3 million (US$42.5 million) in 2009. Gross margin for 2010 decreased to 89.7% compared to 91.6% in 2009. The decrease in gross margin is mainly due to higher depreciation costs related to the new plant.

Operating expenses. GAAP operating expenses were RMB288.5 million (US$43.7 million) for 2010, an increase of 40.0% from RMB206.0 million (US$30.2 million) in 2009. Non-GAAP operating expenses were RMB278.5 million (US$42.2 million) for 2010, an increase of 35.2% from RMB206.0 million (US$30.2 million) in 2009.

•                  Research and development (“R&D”) costs. GAAP R&D costs for 2010 were RMB39.4 million (US$6.0 million), or 9.4% of net revenues, compared to RMB19.4 million (US$2.8 million), or 6.1% of net revenues in 2009. Non-GAAP R&D costs for 2010 were RMB29.5 million (US$4.5 million), or 7.0% of net revenues, compared to RMB19.4 million (US$2.8 million), or 6.1% of net revenues in 2009. The difference between GAAP and non-GAAP R&D expense is due to the expensing of the US$1.5 million up-front payment to acquire exclusive rights to all transplant and autoimmune indications of voclosporin in mainland China, Hong Kong and Taiwan from Isotechnika. The increase in both GAAP and non-GAAP R&D costs is also attributable to expensing in 2010 of RMB5.0 million of the RMB17.0 million prepayment made to APGC pursuant to the R&D contracts, based on R&D activities performed to date.

•                  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for 2010 were RMB193.2 million (US$29.3 million), or 46.2% of net revenues, compared to RMB150.3million (US$22.0 million), or 47.4% of net revenues in 2009. The increase in sales, marketing and distribution expenses is broadly in line with overall sales growth.

•                  General and administrative expenses. General and administrative expenses for 2010 were RMB55.9 million (US$8.5 million), or 13.3% of net revenues, compared to RMB36.2 million (US$5.3 million), or 11.4% of net revenues in 2009. The increase in general and administrative expenses is mainly attributable to employee compensation, legal, auditing and office renovation expenses.

Operating income. GAAP operating income for 2010 increased by 2.9% to RMB86.8 million (US$13.2 million), compared to RMB84.4 million (US$12.4 million) in 2009. Non-GAAP operating income increased by 14.7% to RMB96.8 million (US$14.7 million), compared to RMB84.4 million (US$12.4 million) in 2009. GAAP operating margin for 2010 was 20.7%, compared to

26.6% in 2009.  Non-GAAP operating margin for 2010 was 23.1%, compared to 26.6% in 2009. The decrease in operating margin is largely due to higher depreciation, business development and R&D expenses.

Interest income.  The Company recorded interest income of RMB12.4 million (US$1.9 million) in 2010, compared to RMB10.3 million (US$1.5 million) in 2009.

Net income. GAAP net income for 2010 decreased by 2.6% to RMB81.3 million (US$12.3 million) compared to RMB83.4 million (US$12.2 million) in 2009. GAAP net margin for 2010 was 19.4% as compared to 26.3% in 2009.  GAAP net income per ADS on a fully-diluted basis for 2010 decreased to RMB3.69 (US$0.56) from RMB3.87 (US$0.57) in 2009.

Non-GAAP net income for 2010 increased by 9.0% to RMB91.2 million (US$13.8 million) compared to RMB83.7 million (US$12.3 million) in 2009.  Non-GAAP net margin for 2010 was 21.8% as compared to 26.4% in 2009.  Non-GAAP net income per ADS on a fully-diluted basis for 2010 increased to RMB4.14 (US$0.63) from RMB3.88 (US$0.57) in 2009.

Cash and cash equivalents, restricted cash and time deposits. 3SBio had positive operating cash flow of RMB32.3 million (US$4.9 million) for the year ended December 31, 2010 and as of December 31, 2010, cash and cash equivalents, restricted cash and time deposits of RMB653.3 million (US$99.0 million), an 11.8% decrease from RMB740.5 million (US$108.5 million) as of December 31, 2009.

Three Months Ended December 31, 2010 Unaudited Financial Results

Net revenues. Net revenues increased by 36.2% to RMB101.2 million (US$15.3 million) for the fourth quarter of 2010 from RMB74.3 million (US$10.9 million) for the same period in 2009. This increase was largely due to continued strong sales of EPIAO and TPIAO which grew by 35.1% and 47.8%, respectively, over the same period in 2009. TPIAO remained 3SBio’s second largest revenue contributor in the quarter, accounting for 30.5% of total net revenues. Export sales decreased by 46.4% to RMB2.8 million (US$0.4 million), compared to RMB4.1 million (US$0.6 million) in the fourth quarter of 2009. Revenues from Iron Sucrose Supplement rose 90.7% to RMB3.8 million (US$0.6 million), compared to RMB2.0 million (US$0.3 million) in the fourth quarter of 2009.

Gross profit.  As a result of continued sales growth from key products, gross profit for the fourth quarter of 2010 increased by 30.5% to RMB88.4 million (US$13.4 million) from RMB67.8 million (US$9.9 million) for the same period in 2009. Gross margins decreased to 87.4% for the fourth quarter of 2010 from 91.3% for the same period in 2009. The decrease in gross margin is primarily due to higher depreciation and utility expenses related to the new plant and salary increases in the manufacturing division.

Operating expenses. GAAP operating expenses were RMB84.5 million (US$12.8 million) for the fourth quarter of 2010, an increase of 46.1% from RMB57.8 million (US$8.5 million) for the same period in 2009. Non-GAAP operating expenses were RMB74.6 million (US$11.3 million) for the fourth quarter of 2010, an increase of 29.1% from RMB57.8 million (US$8.5 million) for the same period in 2009.

•                  Research and development (“R&D”) costs. GAAP R&D costs for the fourth quarter of 2010 were RMB17.2 million (US$2.6 million), or 17.0% of net revenues, compared to RMB5.1 million (US$0.7 million), or 6.9% of net revenues, for the same period in 2009. Non-GAAP R&D costs for the fourth quarter of 2010 were RMB7.2 million (US$1.1 million), or 7.1% of net revenues, compared to RMB5.1 million (US$0.7 million), or 6.9% of net revenues, for the same period in 2009.  The difference between GAAP and non-GAAP R&D is due to the expensing of the US$1.5 million up-front non-refundable payment to acquire exclusive rights to certain indications of voclosporin in mainland China, Hong Kong and Taiwan.

•                  Sales, marketing and distribution expenses. Sales, marketing and distribution expenses for the fourth quarter of 2010 were RMB50.6 million (US$7.7 million), or 50.0% of net revenues, compared to RMB40.7 million (US$6.0 million), or 54.8% of net revenues, for the same period in 2009.

•                  General and administrative expenses. General and administrative expenses for the fourth quarter of 2010 were RMB16.8 million (US$2.5 million), or 16.6% of net revenues, compared to RMB12.1 million (US$1.8 million), or 16.2% of net revenues for the same period in 2009.

Operating income. GAAP operating income for the fourth quarter of 2010 decreased 60.6% to RMB3.9 million (US$0.6 million), compared to operating income of RMB9.9 million (US$1.5 million) for the same period in 2009.  Non-GAAP operating income for the fourth quarter of 2010 grew by 40.4% to RMB13.9 million (US$2.1 million), compared to RMB9.9 million (US$1.5 million) in the fourth quarter of 2009.  GAAP operating margin for the fourth quarter of 2010 was 3.9% as compared to 13.4% for the same period in 2009. Non-GAAP operating margin was 13.7% for the fourth quarter of 2010, compared to 13.4% in the same period in 2009.

Interest income. The Company recorded interest income of RMB3.2 million (US$0.5 million) for the fourth quarter of 2010, compared to RMB2.2 million (US$0.3 million) for the same period in 2009.

Net income. GAAP net income for the fourth quarter of 2010 decreased 51.1% to RMB6.7 million (US$1.0 million) compared to net income of RMB13.7 million (US$2.0 million) for the same period in 2009. GAAP net income per ADS on a fully-diluted basis for the fourth quarter of 2010 decreased by 52.4% to RMB0.30 (US$0.05), compared to RMB0.63 (US$0.09) for the same period in 2009. GAAP net margin for the fourth quarter of 2010 was 6.6% as compared to 18.4% for the same period in 2009.

Non-GAAP net income for the fourth quarter of 2010 was RMB16.6 million (US$2.5 million), 52.3% higher than non-GAAP net income of RMB10.9 million (US$1.6 million) for the same period in 2009. Non-GAAP net income per ADS on a fully-diluted basis for the fourth quarter of 2010 increased 48.0% to RMB0.74 (US$0.11), compared to RMB0.50 (US$0.07) for the same period in 2009. Non-GAAP net margin for the fourth quarter of 2010 was 16.4% as compared to 14.7% for the same period in 2009.

2011 Full Year Guidance and Selected Company Objectives

Based on current market and operating conditions and the following goals, the Company’s total net revenues target for the full year 2011 is between US$76 million to US$82 million, an estimated year-over-year increase of approximately 20% to 30%. Other operating objectives include:

•                  Secure new product approval for 36,000 IU dosage formulation of EPIAO and Nuleusin

•                  Initiate Phase I trial of NuPiao, our next-generation EPO product

•                  Initiate a registration trial of Feraheme, an IV iron supplement

•                  Continue to explore global biosimilar opportunities and initiate the approval process in selected  markets

•                  Work with Isotechnika on initiating a global Phase III multi-center trial of voclosporin for the prevention of kidney transplant rejection

•                  Prepare application to conduct clinical trials in China for pegsiticase (Uricase-PEG 20), a treatment for refractory gout, and identify potential partners for development outside China

•                  Strengthen existing strategic partnerships while continuing to seek opportunities that leverage our balance sheet, strong nephrology and oncology franchises and recent additions to our product pipeline

Conference Call

3SBio’s senior management will host a conference call at 5:00am (US Pacific) / 8:00am (US Eastern) / 8:00pm (Beijing) on Wednesday, March 16, 2011 to discuss its 2010 fourth quarter and fiscal year  financial results and recent business activity. The conference call may be accessed using the dial-in numbers below:

Conference ID: 46216099

Local dial-in:
China landline 800-819-0121

China mobile 400-620-8038

Hong Kong  852-2475-0994

International toll-free dial-in:
Hong Kong  800930346

United Kingdom  080-8234-6646

United States  1-866-519-4004

International toll dial-in: 65 6723 9381

Replay- Conference ID: 46216099
A telephone replay will be available two hours after the call until March 23, 2011 at:

International dial-in:  61-2-8235-5000
United States dial-in: 1-866-214-5335

Webcast

A live webcast of the conference will be available on the investor relations page of 3SBio’s website at http://bbs.3sbio.com/en/News/xinvestors.aspx  and at http://tinyurl.com/3SBio2010Q4.

A replay of the webcast will be available within one hour after the conclusion of the call.

Non-GAAP Financial Measures: Reconciliation of GAAP to Non-GAAP

To supplement the Company’s financial information presented in accordance with generally accepted accounting principles (“GAAP”), the Company has utilized some non-GAAP financial measures to provide investors and management with supplemental measures that facilitate comparisons of operating performance and trends with prior and future operating performance, and that may not otherwise be apparent on a GAAP basis. These non-GAAP financial measures include non-GAAP operating expenses, non-GAAP operating income, non-GAAP net income, non-GAAP net income per share, and non-GAAP net income per ADS. These measures may be different from non-GAAP financial measures used by other companies. The presentation of this financial information, which is not prepared under any comprehensive set of accounting rules or principals, is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Non-GAAP measures have limitations in that they do not reflect all of the amounts associated with the Company’s results of operations as determined in accordance with GAAP. These measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. Please see the attached reconciliation of GAAP to non-GAAP for an explanation of the amounts excluded to arrive at non-GAAP financial measures for the three-month periods ended December 31, 2010 and December 31, 2009 and for the full year ended December 31, 2010 and December 31, 2009. Share-based compensation costs were eliminated from 2009 Non-GAAP financial measures to be consistent with 2010 Non-GAAP measures. For detailed information, refer to Reconciliations of GAAP operating income and net income to non-GAAP operating income and net income section below.

Statement Regarding Unaudited Financial Information

The unaudited financial information set forth above is preliminary and subject to adjustments and modifications. The audited financial statements and related notes are to be included in the Company’s annual report on Form 20-F for the year ending December 31, 2010. Adjustments and modifications to the financial statements may be identified during the course of the audit work, which could result in significant differences from this preliminary unaudited financial information.

Currency Convenience Translation

For the convenience of readers, certain RMB amounts have been translated into US dollars at the rate of RMB6.6 to US$1.00, the noon buying rate for US dollars in effect on December 31, 2010 as set forth in the H.10 statistical release of the U.S. Federal Reserve Board.  A rate of 6.8259 was used for comparative purposes as of December 31, 2009, which was the noon buying rate for US dollars on that date for cable transfers of RMB per US dollar as certified for customs purposes by the Federal Reserve Bank of New York.

About 3SBio Inc.

3SBio is a leading, fully integrated, profitable biotechnology company focused on researching, developing, manufacturing and marketing biopharmaceutical products primarily in China.  Its focus is on addressing large markets with significant unmet medical needs in nephrology, oncology, supportive cancer care, inflammation and infectious diseases.  With headquarters and GMP-certified manufacturing facilities in Shenyang, PRC, 3SBio employs over 700 people. Shares trade in the form of American Depositary Shares (ADSs) on the NASDAQ stock market under the ticker symbol “SSRX”. Please see www.3SBio.com for more information.

Safe Harbor Statement

Certain statements in the disclosures of 3SBio, Inc. (the “Company” or “3SBio”) for the fourth quarter and the year of 2010 (“Disclosures”) that are not purely historical in nature may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. The Disclosures include the press release, the conference call and any accompanying materials, and any other information issued, released or publicized by the Company with respect to the fourth quarter and the year of 2010.

These forward-looking statements address activities, events, conditions, or developments that we currently expect or anticipate may occur in the future, and include, but may not be limited to, discussions and statements regarding full year revenue target, business growth and prospects, operation objectives, market size or patient number estimates or illness prevalence, product development risks, pipeline progress, regulatory approval and review progress,impact of the government policies and regulations, partnerships or collaborations and the outcome thereof,  capital expense estimate, future operations, investment portfolio management, and future strategies. Forward-looking statements can be identified by such terminology as “believe,” “expect,” “plans,” “strategy,” “potential”, “prospects,” “forecast,” “estimate,” “project,” “anticipate,” “aim,” “will” or “would”, “may” or “might”, and words, phrases, expressions, and usages of similar meaning or substance or the negative of such words, phrases, expressions and usages.

Forward-looking statements are based on management’s current assumptions, beliefs, expectations, and projections, in light of the information currently available, and actual results, performances, or achievements could differ materially from those implied or expressed by the forward-looking statements.  Among the factors that could cause actual results to differ from what the Company currently anticipates may include competition from other domestic and foreign pharmaceutical companies; the market growth for pharmaceutical products in China; market acceptance of 3SBio products; hospital or patient demand for our products; the completion of 3SBio’s ongoing clinical trials as planned; receipt and timing of regulatory approvals for 3SBio’s new products and indications; 3SBio’s ability to expand its production, sales and distribution network and other aspects of its operations; its ability to effectively protect its intellectual property; changes in the healthcare industry in China, including changes in the healthcare policies and regulations of the PRC government and changes in the healthcare insurance sector in the PRC; and fluctuations in general economic and business conditions in China.

For additional information on factors identified above and other risk factors, uncertainties and assumptions, please refer to the Company’s filings with the Securities and Exchange Commission at www.sec.gov, and, in particular, “Introduction — Cautionary Statement concerning Forward Looking Statements”, Item 3.D “Risk Factors”, Item 5. “Operating and Financial Review and Prospects”, and other applicable discussions in 3SBio’s annual report on Form 20-F for the year ended December 31, 2009.

All the statements in the Disclosures speak as of the date of the initial release, even if subsequently made available on the 3SBio website or otherwise.  3SBio undertakes no obligation to update or revise these forward-looking statements, whether as a result of new information, subsequent events or otherwise, after the date of this press release.

Investor Contacts
Bo Tan	Tom Folinsbee
Chief Financial Officer	Director of Investor Relations
3SBio Inc.	3SBio Inc.
Tel: + 86 24 2581-1820	Tel: + 852 8191-6991
ir@3SBio.com	ir@3SBio.com

3SBio Inc.

Consolidated balance sheets

(expressed in thousands)

	December 31 2009	December31 2010	December31 2010
	RMB	RMB	US$
		(unaudited)	(unaudited)
Assets

Current assets

Cash and cash equivalents	262,767	153,250	23,220
Restricted cash	9,300	1,662	252
Time deposits with financial institutions	468,451	378,405	57,334
Notes receivable	31,265	55,646	8,431
Accounts receivable, less allowance for doubtful accounts: December 31, 2009 — RMB2,915; December 31 , 2010 — RMB2,663(US$403)	54,661	78,500	11,894
Inventories	15,406	21,718	3,291
Prepaid expenses and other receivables	8,705	51,390	7,786
Available-for-sale securities	—	50,667	7,677
Deferred tax assets	2,079	2,198	333

Total current assets	852,634	793,436	120,218

Time deposits with financial institutions	—	120,000	18,182
Available-for-sale securities	11,407	12,697	1,924
Investment in non-consolidated affiliates	—	3,835	581
Property, plant and equipment, net	165,120	199,456	30,221
Lease prepayments	8,541	8,188	1,241
Non-current deposits	10,067	1,555	236
Intangible assets, net	4,125	44,299	6,712
Long term receivable	—	2,558	388
Deferred tax assets	1,567	373	57

Total assets	1,053,461	1,186,397	179,760

Liabilities

Current liabilities

Accounts payable	2,736	5,030	762
Deferred grant income	374	1,374	208
Accrued expenses and other payables	33,421	39,552	5,993
Income tax payable	1,914	1,986	301

Total current liabilities	38,445	47,942	7,264

Deferred grant income	2,778	2,402	364

Total liabilities	41,223	50,344	7,628

Commitments and contingencies	—	—	—

Shareholders’ equity

Share capital - ordinary shares US$0.0001 par value, 500,000,000 shares authorized, 150,641,461 and 152,654,148 issued and outstanding as of December 31, 2009 and December 31, 2010, respectively	121	123	19
Additional paid-in capital	915,267	946,717	143,442
Accumulated other comprehensive loss	(100,608)	(89,531)	(13,563)
Retained earnings	197,458	278,744	42,234

Total shareholders’ equity	1,012,238	1,136,053	172,132

Total liabilities and shareholders’ equity	1,053,461	1,186,397	179,760

3SBio Inc.

Consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the Three Months Ended		For the Three Months Ended
	December 31,2009		December 31,2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Revenues:
EPIAO	45,531	6,670	61,495	9,317
TPIAO	20,859	3,056	30,836	4,672
Intefen	1,334	195	1,182	179
Inleusin	441	65	466	71
Iron sucrose	2,015	295	3,843	582
Export	4,083	598	2,821	427
Others	13	2	546	83

Total net revenues	74,276	10,881	101,189	15,331
Cost of revenues	(6,494)	(951)	(12,740)	(1,930)

Gross profit	67,782	9,930	88,449	13,401

Operating expenses
Research and development costs	(5,102)	(747)	(17,193)	(2,605)
Sales, marketing and distribution expenses	(40,689)	(5,961)	(50,580)	(7,664)
General and administrative expenses	(12,058)	(1,767)	(16,757)	(2,539)

Total operating expenses	(57,849)	(8,475)	(84,530)	(12,808)

Operating income	9,933	1,455	3,919	593

Other income
Interest income	2,172	318	3,193	484
Grant income	393	58	975	148
Other income	329	48	1,580	239
Total other income	2,894	424	5,748	871

Income before income tax benefit/(expense)	12,827	1,879	9,667	1,464
Income tax benefit/(expense)	823	121	(2,980)	(451)

Net income	13,650	2,000	6,687	1,013

Net income per share:
Basic	0.09	0.01	0.04	0.01
Diluted	0.09	0.01	0.04	0.01
Basic weighted average number of shares outstanding	150,628,974	150,628,974	152,269,537	152,269,537
Diluted weighted average number of shares outstanding	152,686,775	152,686,775	156,490,935	156,490,935

Net income per ADS:
Basic	0.63	0.09	0.31	0.05
Diluted	0.63	0.09	0.30	0.05
Basic weighted average number of ADSs outstanding	21,518,425	21,518,425	21,752,791	21,752,791
Diluted weighted average number of ADSs outstanding	21,812,396	21,812,396	22,355,848	22,355,848

3SBio Inc.

Consolidated statements of income

(expressed in thousands, except per share , per ADS and other share and ADS data)

	For the full year Ended		For the full year Ended
	December 31,2009		December 31,2010
	RMB	US$	RMB	US$
			(unaudited)	(unaudited)
Net Revenues:
EPIAO	196,080	28,726	250,854	38,008
TPIAO	89,679	13,138	128,717	19,503
Intefen	5,522	809	5,358	812
Inleusin	1,607	235	2,041	309
Iron sucrose	10,715	1,570	17,187	2,604
Export	13,216	1,936	12,211	1,850
Others	101	15	2,260	342

Total net revenues	316,920	46,429	418,628	63,428
Cost of revenues	(26,584)	(3,895)	(43,311)	(6,562)

Gross profit	290,336	42,534	375,317	56,866

Operating expenses
Research and development costs	(19,427)	(2,846)	(39,409)	(5,971)
Sales, marketing and distribution expenses	(150,331)	(22,023)	(193,216)	(29,275)
General and administrative expenses	(36,195)	(5.303)	(55,850)	(8,462)

Total operating expenses	(205,953)	(30,172)	(288,475)	(43,708)

Operating income	84,383	12,362	86,842	13,158

Other income/(expense), net
Interest income	10,319	1,512	12,355	1,872
Grant income	674	99	1,256	190
Net realized gain on available-for- sale securities	1,611	236	—	—
Impairment loss on available-for-sale securities	(4,624)	(677)	—	—
Other income	2,808	411	2,605	395
Total other income/(expense), net	10,788	1,581	16,216	2,457

Income before income tax expense	95,171	13,943	103,058	15,615
Income tax expense	(11,736)	(1,719)	(21,772)	(3,299)

Net income	83,435	12,224	81,286	12,316

Net income per share:
Basic	0.55	0.08	0.54	0.08
Diluted	0.55	0.08	0.53	0.08
Basic weighted average number of shares outstanding	150,606,317	150,606,317	151,241,036	151,241,036
Diluted weighted average number of shares outstanding	151,034,192	151,034,192	154,131,768	154,131,768

Net income per ADS:
Basic	3.87	0.57	3.76	0.57
Diluted	3.87	0.57	3.69	0.56
Basic weighted average number of ADSs outstanding	21,515,188	21,515,188	21,605,862	21,605,862
Diluted weighted average number of ADSs outstanding	21,576,313	21,576,313	22,018,824	22,018,824

Reconciliations of GAAP operating income and net income to non-GAAP operating income and net income for three months ended December 31, 2009 and 2010

(in RMB thousands, unaudited)

	For the three months ended December 31, 2009					For the three months ended December 31, 2010
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Operating income	9,933	1,455	—	9,933	1,455	3,919	593	9,944	13,863	2,098
Net income	13,650	2,000	(2,750)	10,900	1,597	6,687	1,013	9,944	16,631	2,520

The adjustment for the three months ended December 31, 2009 is for the exclusion of income tax effect on written-off accounts receivable caused by the dissolution of Beijing Sunshine, amount of RMB2.75 million.

The adjustment for the three months ended December 31, 2010 is for the exclusion of the US$1.5 million (RMB9.94 million) up-front non-refundable payment to acquire the exclusive rights to certain indications of voclosporin from Isotechnika.

Reconciliations of GAAP operating income and net income to non-GAAP operating income and net income for the full year of 2009 and 2010

(in RMB thousands, unaudited)

	For the full year ended December 31, 2009					For the full year ended December 31, 2010
	GAAP		Adjustment	Non-GAAP		GAAP		Adjustment	Non-GAAP
	RMB	US$	RMB	RMB	US$	RMB	US$	RMB	RMB	US$
Operating income	84,383	12,362	—	84,383	12,362	86,842	13,158	9,944	96,786	14,665
Net income	83,435	12,224	263	83,698	12,262	81,286	12,316	9,944	91,230	13,823

The adjustment for the full year ended December 31, 2009 is for the exclusion of the net impact caused by the impairment and disposal of available-for-sale securities, net amount of RMB 3.01 million and income tax effect on written-off accounts receivable caused by the dissolution of Beijing Sunshine, amount of RMB 2.75 million.

The adjustment for the full year ended December 31, 2010 is for the exclusion of the US$1.5 million (RMB9.94 million) up-front non-refundable payment to acquire the exclusive rights to certain indications of voclosporin from Isotechnika.